

Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (Policy C-5)

Issued by: Compliance Department

Applicable to: A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., A.M. Best Asia-Pacific (Singapore) Pte. Ltd. and all Employees.

Effective date: 05/04/1967

Revision Date: 11/17/1972; 10/23/1981; 05/02/2001; 04/15/2004; 12/07/2005; 02/16/2006; 05/30/2007; 06/22/2007; 01/05/2009; 04/01/2009; 02/08/2010; 09/09/2010; 01/01/2011; 12/28/2012; 02/28/2014; 10/14/2014;10/20/2014;11/07/2014;06/15/2015;01/01/2016

Definitions

"AMBRS": Means A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

"Brokerage Account": Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AMBRS policy, Brokerage Accounts are owned (or controlled) by an employee, either individually or jointly, or owned by an Immediate Family Member of the employee, (including where the employee is able to trade Securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade Securities on his/her own behalf.

"Confidential Information": Means information possessed by AMBRS that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AMBRS that such information is public information.

"Credit Rating": Means an independent opinion regarding the creditworthiness of an obligor, issuer or security.

"Employee": Means all full and part time employees of AMBRS.

"Immediate Family" and "Immediate Family Member": Means;

1. An Employee's spouse, including any partner of the Employee considered by local law to be equivalent to a spouse (i.e., a "civil union");

2. An Employee's dependent child or step child;

3. An Employee's other relatives who have shared the same household as the employee for at least one year before the date of a Securities trade or transaction;

4. Any legal person, trust or company that is directly (or indirectly) controlled by (or established for) the benefit of the Employee or other Immediate Family Member, or where the Employee is responsible for managing the trust or company for persons listed in items 1) through 3); or



5. Any person listed in items 1) through 3) where the Employee has discretionary control of investing activities or trading authority, regardless of whether the person shares the same residence as the Employee.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Non-Brokerage Account": means pensions and other tax-qualified/efficient accounts are deemed to be Non-Brokerage Accounts. Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by employees and their family to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds and that the individual investor does not have control over issuer specific Securities within the plan and can only make general requests as to the fund make-up applicable to their plan. Examples include 401(k), 403(b), 457, and 529 plans (and any foreign equivalents).

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.

"Rating Action": Means the determination and dissemination of an initial Credit Rating; any change, affirmation, suspension or withdrawal of an existing Credit Rating; any change in a rating outlook; the placement of an existing Credit Rating under review; and, the publication of an expected or preliminary Credit Rating assigned to an obligor, security, or money market instrument before the publication of an initial Credit Rating.

"Rating Analyst" (also referred to as "Credit Analyst"): Means Employees of AMBRS that are responsible for preparing rating recommendations or that participate in determining, monitoring or approving Credit Ratings.

"Restricted Company": Means any company that has been issued or is applying for a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed or publicly traded) issued by a Restricted Company and also include all options, warrants, and other derivatives thereof and Insurance Sector Funds.

INTRODUCTION

Next to its employees, AMBRS's greatest asset is its reputation for producing quality ratings. The quality of our ratings depends on our integrity and independence from conflicts of interest. Any compromise to our integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could



severely damage our reputation and, as a result, diminish the value of our ratings and our business. AMBRS understands, and it is vital that each Employee understands, the importance of AMBRS's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AMBRS is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfill its responsibilities to the markets it serves.

AMBRS has issued this Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (this "Policy" or "Policy C-5") to protect our reputation against actual and perceived conflicts of interest or other compromises of our honesty and integrity. We have earned our reputation over more than 100 years, and we must continue to earn it every day going forward. This goodwill is entrusted to each of our Employees in their day-to-day work.

An area of particular concern is the proper treatment, use, and protection of confidential information possessed by AMBRS. All information provided to AMBRS (even information that is not confidential information) must be treated with respect and due care.

As outlined below, Employees are prohibited from disclosing any Confidential Information to any third parties (and, to a certain extent, other Employees) and are additionally required to take active steps to protect the confidentiality of MNPI. Handling Confidential Information in a highly professional manner (in accordance with this Policy) will help protect AMBRS's reputation for honesty and integrity and our relationships with the companies we rate, our other customers and clients, our regulators, market participants, and the general public.

Another key to preserving AMBRS's reputation is preventing even the appearance of a conflict of interest. To this end, this Policy contains restrictions on Employee's securities transactions and on their securities holdings.

This Policy applies to AMBRS and all Employees. All Employees are required to be familiar with and to comply with this Policy and all of AMBRS's other policies and codes of conduct (collectively, the "AMBRS Policies"), including our Code of Conduct. In addition, all Employees should be aware that they may be civilly and/or criminally liable, under state, federal, and/or other applicable laws, for improper disclosure or use of Confidential Information (including trading of securities of an issuer while in possession of, or based upon, MNPI. All Employees are expected to be familiar with and understand the legal and regulatory structure applicable to AMBRS. To the extent that any Employee participates in the securities or other markets in their individual capacity, AMBRS expects such individual to be familiar with the legal and regulatory requirements applicable to such participation.

Violations of this Policy (including failure to comply with the reporting requirements of this Policy and failure to comply with this Policy's requirements in a timely manner) may lead to disciplinary action by AMBRS, up to and including termination of employment.

This Policy may be amended or replaced at any time.


Section 1

Confidential Information


1.1   Confidential Information.

Confidential Information is not limited to information received by AMBRS that is marked as confidential or proprietary. In general, you should take a broad and conservative view towards what might be deemed Confidential Information. Information maintained on companies that is not included in



public documents, including material that has been specifically requested by AMBRS, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact your supervisor, department head, or the Compliance Officer for guidance.

1.2 <u>**Use of Confidential Information and MNPI.**</u>

Strict compliance with this Policy is required of all Employees with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a) <u>**Permitted Use of Confidential Information.**</u>

AMBRS and all Employees shall use material Confidential Information only for purposes related to AMBRS's business activities. Any other use by any Employee is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). AMBRS and all Employees shall actively protect and safeguard all material Confidential Information from disclosure to any third parties or, except as otherwise expressly permitted by this Policy (including the Firewall Policy set forth in Section 1.4 below), to any other Employees that are not involved in the related business activity.

MNPI may be shared and discussed only with the entity (or its authorized agents) that provided such information to AMBRS and with Employees who have a "need to know" (as defined in Section 1.4(b) below) such information, as more fully described below. Employees are required to make every effort to protect such information from improper disclosure or misuse.

Although AMBRS's Rating Analysts may discuss the analysis underlying and supporting rating opinions with investors, media, analysts, and certain other third parties, under no circumstances are Rating Analysts or any other Employees permitted to discuss or disclose MNPI (or to render or imply personal views with respect to specific ratings). Please note that all unpublished rating committee determinations are considered MNPI and must be treated with due care and in accordance with this Policy

Under no circumstances can MNPI be discussed with persons (other than the rated entity or its authorized agents) outside the AMBRS organization (including employees of affiliated AMBRS companies, family, friends, social acquaintances, and business contacts).

(b) <u>**Prohibited Uses of Confidential Information.**</u>

(i) <u>Securities Trading</u>. **Each Employee is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI.** Each Employee is similarly prohibited from (i) using or employing any third party to make any such purchase, sale, or other trade or (ii) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Misuse of MNPI may be a violation of law, including state and federal laws relating to the trading of securities. Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.



AMBRS's additional securities trading policies are summarized below in Section 2 of this Policy.

(ii)   <u>Other Prohibited Uses</u>. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3   <u>**Protection of Confidential Information.**</u>

(a)   <u>**In General**</u>. As a general rule, all Employees should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AMBRS Policy, or any applicable legal, regulatory, or ethical requirements.

If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMBRS regarding the treatment of Confidential Information. If the existing policies and procedures of AMBRS do not address the handling of a particular type of information or circumstance, you should immediately contact your supervisor, department head, or the Compliance Officer for guidance.

(b)   <u>**Specific Guidance - MNPI**</u>. You must make every effort to safeguard all MNPI that comes to you through your work at AMBRS. You should at all times exercise caution when discussing MNPI, whether inside or outside the office. When outside the office, you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office, you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information, such as employees of AMBRS's affiliated companies or to persons unaffiliated with AMBRS. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with another Employee who has a legitimate "need to know" such information, the disclosing Employee is responsible for letting the recipient know that the information is Confidential Information or MNPI. Whether a particular Employee has a legitimate "need to know" regarding certain Confidential Information is discussed in Section 1.4 below.

In addition to the foregoing, you should maintain the following safeguards to protect MNPI:

(i)   <u>Calls with Interested Parties</u>. On calls with interested parties, such as individual and institutional investors, underwriters of securities, insurance brokers, investment bankers, or the media, AMBRS's Rating Analysts may discuss the analysis supporting any rating assigned by AMBRS. However, under no circumstances should Rating Analysts discuss MNPI on any such calls or render or imply personal views with respect to specific ratings. Rating Analysts should discuss only information that has been publicly disclosed. Additionally, Rating Analysts are prohibited from discussing any commercial relationship between the interested party and AMBRS or its affiliates, or between AMBRS or its affiliates and any entity rated by AMBRS.

(ii)   <u>Discussions</u>. All Employees are strictly prohibited from discussing MNPI under circumstances in which persons (other than Rating Analysts who have a "need to know") could overhear such discussions. This rule applies at all times, both inside and outside the office. Employees should exercise extreme caution in participating in conversations in public places when using speakerphones or talking on cellular phones or in any other location/situation in which unauthorized persons may overhear or see MNPI.

(iii)   <u>Documents</u>. Documents (including electronic communications such as emails and faxes), notes, files, and other ratings-related work products that contain MNPI should not be



left out in the open (whether at work, at home, or anywhere else) where unauthorized personnel might see them.

(iv)   Ratings.   Employees are prohibited from disseminating, within or outside AMBRS, any pending Rating Action except in strict accordance with all applicable AMBRS Policies. (Note that an unpublished Credit Rating is considered MNPI).

For additional guidance on sharing of Confidential Information, including MNPI, with other Employees, you are directed to AMBRS's Firewall Policy in Section 1.4 below.

1.4   Firewall Policy.

(a)   In General.   As part of AMBRS's commitment to fair and honest dealing in all aspects of its business, this Firewall Policy is intended to protect MNPI from improper use or disclosure by strictly limiting the sharing of such information within the AMBRS group.

This Firewall Policy is vital to ensuring that AMBRS's Ratings department operates without jeopardizing AMBRS credibility and reputation. The limitations on the use of information outlined in this Firewall Policy are necessary to prevent any actual or perceived impropriety in AMBRS's handling and use of Confidential Information, MNPI and other sensitive information.

(b)   The Firewalls.

(i)   "Need to Know".   Except as otherwise specifically provided herein, MNPI (and other sensitive information) may only be shared within AMBRS with Employees who have a legitimate "need to know" such information in connection with the performance of their duties as an Employee of AMBRS. Within the Ratings Division, only Rating Analysts that are directly involved in a rated entity's rating relationship and their supervisors within the Rating Department qualify as bona fide "need to know" individuals. These individuals, under the direction of their supervisors may be allowed to share such information with the appropriate rating committee and thereafter with AMBRS personnel involved in the dissemination of ratings.

(ii)   Operation of the Firewalls.   The establishment of firewalls between AMBRS's departments does not imply that MNPI can circulate freely within a department. Nor is the establishment of these firewalls intended to prevent all communication of MNPI between departments. The "need to know" limitation applies to the sharing of MNPI among Employees in the same department, as well as the sharing of MNPI among Employees in different departments. All sharing and disclosing of MNPI within AMBRS is subject to this Firewall Policy.

Business communications between Employees in different departments and related to or involving material Confidential Information should be kept to a minimum and on a "need to know" basis. Employees are directed not to discuss company specific information, potential or pending Rating Actions, particular company transactions, or capital market initiatives with any Employee outside their immediate working group of "need to know" personnel.

Except as otherwise outlined in this Policy, if an Employee believes that it is necessary or advisable to share certain MNPI with an Employee in another department, such Employee must notify the senior officer in his or her department, his or her Team Leader, and the Compliance Officer prior to sharing such information. Thereafter, such Employee may only act upon, and in strict compliance with, the determination of such senior officer, Team Leader, and/or Compliance Officer.



Except as otherwise specifically provided in this Policy, all Employees shall at all times comply with the following:

(A)   Rating Analysts are prohibited from disclosing MNPI to Employees who do not have a bona fide need to know, including disclosing MNPI to Employees employed in the Ratings Division who are not directly involved in the rating process for the rated entity to which such information pertains.

(B)   Rating Analysts are prohibited from discussing with employees of AMBRS's affiliated companies any commercial relationship that AMBRS's affiliated companies may have with rated companies.

(C)   No Employee may suggest or imply that the purchase of any particular product or service offered by AMBRS or any of its affiliates will have a favorable effect on a rating. As part of their work responsibilities, Rating Analysts often make business related presentations to interested parties, particularly with respect to the rating process (or certain aspects of the process). In the course of these presentations, Rating Analysts may offer or may be asked to discuss the general nature of certain products and services offered by AMBRS or its affiliates. However, under no circumstances should any Rating Analyst enter into commercial discussions with any particular interested party and any commercial inquiries of interested parties should be directed to appropriate sales personnel.

(D)   The opinions of AMBRS's Rating Analysts are developed by following AMBRS's processes, methodologies, policies, and procedures and are not be influenced by any commercial relationship (or the absence of a relationship) between AMBRS or its affiliates and any third party.

(E)   No Employee is permitted to attempt to exert improper influence on the opinions of any of AMBRS's Rating Analysts. Under no circumstance is it permitted for any Employee to try to influence the opinion of a Rating Analyst by referring to the commercial relationship (or the absence of a commercial relationship) between AMBRS or its affiliates and any third party.

(F)   AMBRS's Rating Analysts and other Rating personnel may not participate in any business activities to the extent any such participation may give rise to an actual or perceived conflict of interest.

(G)   Employees involved in determining, monitoring or approving Credit Ratings and those that participate in developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative models, are prohibited from initiating, discussing, negotiating, or arranging rating services fees.

(H)   Rating Analysts may not discuss the deliberations relating to, or any material Confidential Information used in determining, any AMBRS rating with any Employee outside of the "need to know" loop.

(I)   AMBRS and Employees of AMBRS are prohibited from having any non-ordinary course business relationships with a Restricted Company. For instance, a non-ordinary course business relationship would include obtaining a loan from a Restricted Company at interest rates far below market rates or entering a business



relationship with a rated entity, such as a joint venture. Ordinary course business relationships, such as purchasing insurance policies, mutual funds (excluding insurance Sector Funds), pension, healthcare or other services at market rates (arm's length transactions) are not considered non-ordinary course business relationships.

(J)   Employees are prohibited from disseminating, whether within or outside AMBRS, pending rating actions except in strict accordance with all applicable AMBRS Policies.

(K)   Rating Analysts are prohibited from making proposals or recommendations, either formally or informally, regarding the design of structured finance products that AMBRS rates.

(L)   AMBRS and Employees of AMBRS are prohibited from providing consultancy or advisory services and from otherwise making proposals or recommendations to a rated entity or a related third party entity regarding the corporate or legal structure, assets, liabilities or activities of a rated entity or its related third parties.

> Note: Analysts are prohibited from engaging in communications with a rated entity or a potentially rated entity whereby the purpose of the analyst's communications is solely to offer such entity information on how the entity can achieve a specific rating. This does not prevent analysts from providing general feedback to a rated entity or related third parties or to a prospective rated entity with respect to the general treatment of information provided by the entity according to published methodology. This prohibition also does not apply to any communications that the company or its employees must disclose as a result of regulatory requirements.

(M)   Rating Analysts employed by A.M. Best Europe – Rating Services Limited are prohibited under Point 7 of Annex C of Regulation (EC) No 1060/2009 from becoming employed in a "key management position" by any entity or its related third parties in which the analyst participated in determining a Credit Rating within six months of the Credit Rating.

(N)   Rating Analysts not employed by A.M. Best Europe – Rating Services Limited who vote in rating committees where the lead Rating Analyst of the subject of the credit rating is employed by A.M. Best Europe – Rating Services Limited are prohibited under Point 7 of Annex C of Regulation (EC) No 1060/2009 from becoming employed in a "key management position" by any entity or its related third parties in which the Rating Analyst participated in determining a Credit Rating within six months of the Credit Rating.

> Note to (M) and (N): European Regulators have not defined "key management position", however, it is broadly accepted across EU financial regulation that a "key management position" generally entails assignment of decision making, directly or indirectly, by means of delegation from the responsible bodies/persons, or responsibility for final sign-off of decisions to responsible bodies/persons within the company.

> These employment functions naturally point to positions that are generally referred to as part of the senior management of a company (board members,



directors, executive officers, heads of departments, etc.). However, EU regulators also believe that a case by case analysis is always needed to assess the extent to which a position may be effectively "key". For example, EU regulators believe that a middle management position may be deemed as key to the extent to which it involves interactions with a credit rating agency.

(O)   Rating Analysts, upon becoming aware that another Rating Analyst has engaged in conduct that is illegal shall report such information immediately to the Compliance Officer. AMBRS management prohibits retaliation by other AMBRS staff or by AMBRS itself against any employees who, in good faith, make such reports.

(P)   Employees shall immediately report to the Compliance Officer, via email, any instance where the Employee receives from any outside party (defined as any person not employed by A.M. Best Rating Services and its subsidiaries) information that alleges that an issuer of securities that are rated by A.M. Best has committed, or is committing, a violation of law.

Note: Employees are not expected to be experts in law and as such you are under no obligation to make any judgment regarding the materiality of an alleged violation of law, or to attempt to verify the accuracy of such alleged violation.

(Q)   Employees shall immediately report to the Compliance Officer, via email, any complaint received from any outside party (defined as any person not employed by, or a director of, A.M. Best Rating Services and its subsidiaries) regarding Credit Ratings, rating models, rating methodologies, or compliance with securities laws. Additionally, Employees are required to forward to the Compliance Officer copies of any documents received from such outside parties, including but not limited to, any information received by post or email.

1.5   Additional Obligations of Employees.

If an Employee becomes aware of anyone (within or outside AMBRS) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Employee has an obligation to AMBRS and to the entity providing such information to notify their supervisor, department head, and/or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Employees have an obligation to report such unusual or suspicious activity to their supervisor, department head, and/or the Compliance Officer. Potential abuse or misuse of MNPI could damage AMBRS's reputation and financial condition, which could ultimately jeopardize the welfare of AMBRS and its employees.

If an Employee becomes aware that another Employee or department of AMBRS is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMBRS's policies and procedures, such Employee is required to report such information immediately, on either a disclosed or anonymous basis, to their supervisor, department head, and/or the Compliance Officer so that the matter can be reviewed and appropriate action can be taken. Employees are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Compliance Officer is obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AMBRS. AMBRS prohibits retaliation by other Employees or by AMBRS itself against any Employee who, in good faith, make such reports.



CONFLICTS OF INTEREST AND SECURITIES TRADING AND REPORTING POLICY

2.1   General Policies.

Except in certain limited circumstances, all Employees of AMBRS (and, in certain circumstances, members of their Immediate Family) are prohibited from owning any security, or becoming involved in any business, activity, association, organization, consulting role, or other activity, that could be interpreted as creating a real or potential conflict of interest or could in any way damage AMBRS's reputation. In addition to each Employee's duty of loyalty to AMBRS, each Employee has an obligation to preserve and protect AMBRS's reputation for independence, honesty, integrity, and fair dealing. All Employees are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.

AMBRS occupies a unique position as an objective and independent authority serving the insurance, financial services, health care, and other industries. AMBRS is committed to dealing fairly and honestly with issuers, investors, regulators, market participants, and the public and to providing ratings that are objective, independent, timely, and forward-looking.

Significant damage to AMBRS's reputation can result from any actual (or perceived) conflict of interest or impropriety. Therefore, all Employees are required to take a very conservative approach towards avoiding any such actual or perceived conflict of interest or impropriety.

The prevention of any actual (or perceived) conflict of interest or impropriety also ensures and reinforces the trust that rated entities place in AMBRS, which is vital to the continued high quality of our ratings.

2.2   Conflicts of Interest. To minimize the risk of any actual or perceived conflict of interest or impropriety, each Employee is subject to the following restrictions:

(a)   **Relationships with Restricted Companies, Government Agencies, and Self-Regulatory Bodies.**

No Employee may:

(i)   be employed by, provide services as an independent contractor to, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

(ii)   hold any elected or appointed government office, to the extent holding any such office may give rise to an actual or perceived conflict of interest;

(iii)   serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual or perceived conflict of interest;

(iv)   serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual or perceived conflict of interest;



      (v)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organization or association, to the extent any such service may give rise to an actual or perceived conflict of interest; or

      (vi)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any person directly or indirectly controlling, controlled by or under the common control of AMBRS.

Employees must also promptly notify the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (vi) above.

      (b)   <u>**Prohibition on Participating in Rating Actions.**</u> In addition to the prohibitions enumerated in Section 2.2 (a) (i) through (vi) Employees are prohibited from participating in any aspect of the rating process or any Rating Action involving a Restricted Company or any security of a Restricted Company if:

      (i)   you or any Immediate Family Member own any security of such Restricted Company (other than any such securities held in diversified mutual funds);

      (ii)   you or any Immediate Family Member own any Insurance Sector Fund (as defined below);

      (iii)   you or any Immediate Family Member serve on any board of directors or similar supervisory board of, or are employed by, any Restricted Company or any entity affiliated with any Restricted Company.; or

      (iv)   a family, personal, or financial interest might unduly influence you in any way (for example, if your Immediate Family Member is employed by a company that does significant business with a Restricted Company).

Additionally, any Employee that served on any board of directors or similar supervisory board of, owned any security issued by, was employed by, or had any other relationship with a Restricted Company (or any affiliate thereof) that may cause, appear to cause, or be perceived as causing a conflict of interest, is prohibited from participating in any aspect of the rating process or any Rating Action involving such Restricted Company or any security of such Restricted Company for a period of two years following the termination of such relationship.

At the end of such two year period, AMBRS shall determine, in its discretion, whether such Employee shall be permitted to participate in any rating process or Rating Action involving such Restricted Company. Such decision shall be made by the Compliance Officer following a review of the facts and circumstances surrounding each case and their assessment of such person's ability to independently and fairly participate in the rating process.

To the extent that any Employee is subject to any of the foregoing restrictions, such person is required to inform the Compliance Officer upon the commencement, and upon the cessation or termination, of the circumstances subjecting such person to such restrictions. To the greatest extent possible, each such Employee shall provide advance notice of any such circumstances.

      (c)   <u>**Gifts – Employees not involved in determining, monitoring or approving Credit Ratings.**</u>



(i)   Except as otherwise specifically provided herein, Employees not involved in determing, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services or anything similar (collectively gifts) totaling more than $100 USD annually from any Restricted Company (or any of its directors, employees, agents, or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such $100 USD limit applies collectively to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company to your Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy. Any single gift or gifts that, in aggregate, exceed the $100 USD annual limit shall be promptly reported to the Compliance Officer and immediately relinquished to AMBRS for appropriate disposition.

(ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company.

(iii)   You are prohibited from soliciting (or in any way requesting money), gifts, favors, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iv)   Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to you, and/ or your Immediately Family Members, are strictly prohibited under all circumstances.

(v)   Attendance at high profile functions or events, such as the Super Bowl, the Oscars, and certain fundraisers, that are paid for by a Restricted Company are strictly prohibited.

(vi)   Occasional meals provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit or the reporting requirement set forth in subsection (ii) above. Entertainment provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit, but are subject to the reporting requirements in subsection (ii) above. The provisions of this subsection (vi) do not apply, however, if there is no legitimate business purpose underlying any such meal or entertainment activity.

(vii)   Transportation, lodging, and meal expenses to attend a business meeting with a Restricted Company may be paid for or reimbursed by the Restricted Company if (A) you obtain prior approval from the head of your department, (B) the location of the meeting is appropriate for the purpose of the meeting (e.g., the Restricted Company's offices), and (C) transportation, lodging, and meal expenses for any outside (personal) guest are not paid for or reimbursed by the Restricted Company. Such payment or reimbursement by a Restricted Company is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

(viii)   Transportation, lodging, and meal expenses for eligible Employees that are requested to make business presentations at a Restricted Company sponsored event may be paid for or reimbursed by the Restricted Company if such Employee obtains prior approval



from the head of his or her department and no similar payment or reimbursement is made with respect to any guests of such employee. Payment or reimbursement of transportation, lodging, and meal expenses are not subject to the reporting requirement, but in no instance exceed the period beginning the night before and ending the morning after the presentation is made. Entertainment in connection with such events, provided such entertainment does not raise any question of impropriety or undue influence, is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

(d) **Gifts – Employees involved in determining, monitoring or approving Credit Ratings.**

(i)   Except as otherwise specifically provided herein, Employees involved in determining, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services, entertainment or anything similar (collectively gifts) from any Restricted Company (or any of its directors, employees, agents, underwriters, sponsors or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such prohibition applies to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company by an Immediate Family Member who is currently employed by such Restricted Company are exempt from this Policy.

(ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company, excluding those gifts expressly permitted under section (iv) below.

(iii)   You are prohibited from soliciting or in any way requesting gifts from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iv)   **Permitted Gifts** – Employees who participate in determining, monitoring or approving Credit Ratings are permitted to receive gifts from Restricted Companies in the context of normal business activities such as note pads, pens and refreshments, including light lunches, during meetings at the company's offices that have an aggregate value of no more than $25.00 USD per person and per day. **Such employees are prohibited from accepting any gift, regardless of its value, that has no use in conducting the meeting.**

(e) **Issuing or Maintaining Certain Credit Ratings.** Rule 17g-5(c) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") prohibits nationally recognized statistical rating organizations (including AMBRS) from having the following conflicts of interest:

(i)   Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided the nationally recognized statistical rating organization with net revenue equaling or exceeding 10% of the total net revenue of the nationally recognized statistical rating organization for such fiscal year; or

(ii)   Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the nationally recognized statistical rating organization, a Rating Analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating directly or indirectly controls, is controlled by, or is under common control with the person that is subject to the Credit Rating.



Additionally, Mexico's regulatory restrictions prohibit A.M. Best America Latina from rating any entity that owns or controls five percent or more of A.M. Best America Latina.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of these provisions is strictly prohibited.

(f)   **Disclosure of Other Potential Conflicts.** With respect to every rating process or action in which an Employee participates, that Employee is required to disclose to their department head and the Compliance Officer any other potential conflicts of interest not otherwise covered in this Policy. The Compliance Officer, after consultation with the Employee's department head, will determine whether any such potential conflict of interest could reasonably be expected to (or appear to) compromise or otherwise impair the Employee's ability to participate in an objective and independent manner with respect to such Rating Action or process. **Remember: You are required to use your utmost care to avoid even the appearance of any impropriety or conflict of interest.**

(g)   **Additional Restrictions.** It may be necessary from time to time for AMBRS to impose greater restrictions than those set forth in this Section 2.2 with respect to a particular department of AMBRS. To the extent AMBRS institutes any additional restrictions Employees will be given notice thereof by AMBRS.

2.3   Securities Trading and Reporting.

(a)   **Restricted Securities.**

It is AMBRS's view that any purchase, ownership, or trade of any security issued by a Restricted Company (or any derivative thereof) and Insurance Sector Funds by AMBRS or any Employee is likely to give rise to a conflict of interest or at least create an appearance of impropriety or a conflict of interest. To protect and sustain AMBRS's long established reputation for honesty, integrity, and fair dealing, AMBRS maintains strict policies with respect to purchasing, owning, and trading Restricted Securities.

In addition to the rated companies listed on the Ratings Center of AMBRS's website, AMBRS also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid Employees in identifying Restricted Securities. Companies are added to the Restricted List when the company requests AMBRS to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best Securities Rating, or any other Best Credit Rating. It is the responsibility of Employees with knowledge of the rating request to immediately notify the Compliance Officer that such process has been initiated and supply the names and ticker symbol, if applicable, of the entities that should be added to the Restricted List. It should be noted that although AMBRS attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

To help ensure that Employees do not inadvertently engage in securities transactions that are contrary to AMBRS's securities ownership and trading policies, all Employees of AMBRS are strongly encouraged to report, through the electronic "Securities Certification System", all intended purchases of securities other than diversified mutual funds and non-Insurance Sector ETFs prior to placing the purchase order, whether such order or purchase is intended to be made directly by the Employee or an Immediate Family Member, or a person acting on behalf of such Employee or Immediate Family Member (for example: a financial planner or advisor).



Additionally, this Policy requires that all Employees promptly inform the Compliance Officer of any sector fund or rated company and/or their subsidiaries, affiliates or parent company of such rated entity that should be added to or deleted from the Ratings Center and/or Restricted List.

The following paragraphs summarize AMBRS's policies with respect to Restricted Securities. Employees must refer to AMBRS associated policies and procedures with respect to securities trading, ownership and reporting requirements.

(b)   Corporate Investments by AMBRS.

A.M. Best Rating Services, Inc., its subsidiaries, their pension, profit sharing and retirement plans and any other accounts controlled by A.M. Best Rating Services, Inc. or its subsidiaries are prohibited from owning or trading Restricted Securities.

(c)   Personal Investments by Employees.

(i)   Employees are required to disclose upon employment, and thereafter on a quarterly basis, the name(s) of any company(s) providing brokerage services (Brokerage and non-Brokerage) to the Employee or their Immediate Family Members. Upon request, Employees are required to provide AMBRS with original copies of all brokerage account statements, including trade confirmations, for all such accounts held by the Employee and their Immediate Family Members.

(ii)   Except as otherwise expressly provided for in AMBRS securities ownership, trading and reporting policies, all Employees and their Immediate Family Members, are prohibited from owning or trading any Restricted Securities. Notwithstanding the foregoing provision of this subsection (ii), an Employee's Immediate Family Member who is currently employed by a Restricted Company is exempt from this prohibition insofar as it relates to the Restricted Securities of such Restricted Company. Employees with an Immediate Family Member who owns Restricted Securities as provided in this subsection (ii) are required to recuse themselves from all rating deliberations, processes, and actions involving the related rated entity.

(iii)   Restricted Securities owned by Employees in pension, retirement, profit sharing, or similar accounts sponsored by a former employer and which are not freely alienable, or securities that cannot be liquidated without penalty (excluding capital gains/losses), are not subject to the liquidation requirements of this Section 2.3(c) or Section 2.3(d). Employees are precluded from beneficially purchasing additional shares of such Restricted Securities and all holdings and transactions in such Restricted Securities must be reported (see Section 2.3(d) below). Once such Restricted Securities can be liquidated without penalty, however, they shall immediately become subject to this Section 2.3(c) and Section 2.3(d). Any Employee who owns Restricted Securities subject to this subsection (iii) is required to recuse himself or herself from all rating deliberations, processes, and actions involving any such Restricted Securities or the rated company to which they relate.

(iv)   An Immediate Family Member of any Employee may hold Restricted Securities of their current employer in pension accounts, retirement accounts, or profit sharing accounts sponsored by such employer. All holdings and transactions in such securities by an Immediate Family Member must be reported (see Section 2.3(d) below). Upon termination of employment, Immediate Family Members are required to liquidate all Restricted Securities that are not subject to penalty (excluding capital gains/losses). At such time that Restricted Securities can be liquidated without penalty, they shall immediately become subject to the liquidation and reporting requirements of this Section 2.3(c) and Section 2.3(d). Employees with Immediate Family



Members who own Restricted Securities in pension, retirement, or profit sharing accounts are required to recuse themselves from all rating deliberations, processes, and actions involving any related rated company.

(v)   Restricted Securities beneficially owned by an Employee's Immediate Family Member and held in 401(k) plans, trusts, or other arrangements pursuant to which such Immediate Family Member does not have direct or indirect control, discretion, or influence over any purchase, sale, or trade involving such Restricted Securities are exempt from the liquidation requirements of this policy. However, holdings of Restricted Securities and transactions involving Restricted Securities are subject to the reporting requirements of Section 2.3(d). Employees with Immediate Family Members who own Restricted Securities exempted under this subsection (v) are required to recuse themselves from all rating deliberations, processes, and actions involving any related rated company.

(d)   <u>Reporting Requirements</u>.

(i)   All Employees are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form, within 10 business days after the end of such calendar quarter. All new Employees are required to complete the Restricted Securities Disclosure Form when hired or appointed or elected to the board. The Restricted Securities Disclosure Form requires disclosure of all Restricted Securities beneficially owned by the Employee and their Immediate Family Members.

(ii)   If a newly hired employee of AMBRS (or any member of any such Employee's Immediate Family) owns Restricted Securities that are required to be liquidated, 100% of the Restricted Securities must be liquidated within 90 days of the date of hire.

(iii)   Periodically, the list of rated entities set forth on the AMBRS Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates. In the event that new rated entities are added to the AMBRS Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Employee is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities. Furthermore, if the Employee is a Rating Analyst that follows any such Restricted Company, he or she must notify the Compliance Officer and must recuse himself or herself from following such Restricted Company until the holdings are liquidated. If an Employee or their Immediate Family Members own securities that become Restricted Securities, those securities must be liquidated within 90 days from the date it was added to the Restricted List.

(iv)   At the end of each calendar quarter, all Employees (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate". The Quarterly Compliance Certificate requires Employees to: (1) certify that they have read and understand AMBRS securities trading ownership and reporting policies and procedures and that they have faithfully complied with the terms and conditions of all such policies; and (2) state whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter. All Employees are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter. If any Employee or their Immediate Family Members did engage in trading Restricted Securities during such quarter, such Employee is required to provide the requested information.



(v) Employees are strongly encouraged to enter all intended securities purchases (as applicable) in the electronic "Securities Certification System" described in section 2.3 (a) above prior to execution.

(vi) Employees and their Immediate Family Members may be required to electronically forward Brokerage Account information to securities surveillance systems used by AMBRS.

SECTION 3

PROHIBITED UNFAIR, COERCIVE, OR ABUSIVE PRACTICES; BAN ON REPRESENTATIONS

3.1 Prohibited Unfair, Coercive, or Abusive Practices.

Section 15E(i)(1) of the Exchange Act provides that the Commission may prohibit certain specified acts or practices if the Commission determines that the act or practice is unfair, coercive, or abusive. The Commission has determined that the following acts are of such nature and are prohibited:

(a) Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS cannot condition or threaten to condition the issuance of a Credit Rating on the purchase by an obligor, issuer, or its affiliates, of any other product or service offered by AMBRS or any of its affiliates (for instance; A.M. Best Company, Inc. news services, data products, publications, Best's Capital Adequacy Ratio model, etc.);

(b) Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the nationally recognized statistical rating organization's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an initial Credit Rating that is higher than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;

(c) Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to the nationally recognized statistical rating organization's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an existing Credit Rating a higher credit rating than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;



(d) Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by the nationally recognized statistical rating organization, where such practice is engaged in by the nationally recognized statistical rating organization for an anticompetitive purpose;

Example: AMBRS issues or threatens to issue a lower initial Credit Rating, lowers or threatens to lower an existing Credit Rating, refuses to issue a Credit Rating, or withdraws or threatens to withdraw a Credit Rating on an asset-backed securities transaction unless all or a portion of the underlying assets are also rated by AMBRS where the purpose of requiring that the underlying assets be rated by AMBRS is intended to reduce competition among credit rating agencies.

Depending on the circumstances listed in (a) through (d) above, Employees should be aware that, "threatening to condition," "threatening to issue," "threatening to modify," "threatening to lower," and "threatening to withdraw" could include directly, indirectly, or implicitly threatening to take these actions. Similarly, "offering to issue" and "offering to modify" could include directly, indirectly, or implicitly offering to take these actions. Additionally, item (d) above could include "threatening to refuse" to issue a rating directly, indirectly or implicitly.

(e)   The nationally recognized statistical rating organization issues or maintains a credit rating with respect to an obligor or security where the nationally recognized statistical rating organization or a person associated with the nationally recognized statistical rating organization made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

Note: This prohibition was adopted to address the potential lack of impartiality that could arise when a nationally recognized statistical rating organization determines a credit rating based on a corporate structure that was developed after consultations with the nationally recognized statistical rating organization or its affiliate on how to achieve a desired credit rating. In simple terms, the rule prohibits a nationally recognized statistical rating organization from rating its own work or the work of an affiliate.

(f)   The nationally recognized statistical rating organization issues or maintains a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the nationally recognized statistical rating organization who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(g)   The nationally recognized statistical rating organization issues or maintains a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25.00;

(h)   AMBRS is prohibited from issuing an initial public credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that is not already publicly rated by another nationally recognized statistical rating organization, or thereafter maintain a credit rating on such instrument, that was paid for by the issuer,



sponsor, or underwriter of the security or money market instrument unless AMBRS disclosed the initial rating engagement and other required information to other nationally recognized statistical rating organizations and has obtained the necessary representations from the issuer, sponsor or underwriter of the securities;

      (i)   The nationally recognized statistical rating organization issues or maintains a credit rating where a person within the nationally recognized statistical rating organization who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

> (1) Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization; or

> (2) Is influenced by sales or marketing considerations.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of, the provisions set forth in this Section 3.1 is strictly prohibited.

3.2   Ban on Representations.

Pursuant to Section 15E(f) of the Securities Exchange Act of 1934 and Article 10 of Regulation (EC) 1060/2009, AMBRS and each of its Employees are prohibited from representing or implying in any manner whatsoever that AMBRS has been designated, sponsored, recommended, or approved, or that AMBRS's abilities or qualifications have in any respect been passed upon, by the United States or any agency, officer, or employee thereof, or any other non-U.S. Government or regulatory body.



Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Independent Directors

Issued by: Compliance Department

Applicable to: A.M. Best Rating Services, Inc. Independent Directors

Effective date: 01/01/2016

Definitions

"AMBRS": A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

"Board of Directors": Means the Board of Directors of A.M. Best Rating Services, Inc.

"Brokerage Account": Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AMBRS policy, Brokerage Accounts are owned (or controlled) by an Independent Director, either individually or jointly, or owned by an Immediate Family Member of the Independent Director, (including where the Independent Director is able to trade securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade securities on his/her own behalf.

"Confidential Information": Refers to information possessed by AMBRS that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AMBRS that such information is public information.

"Credit Rating": Means an independent opinion regarding the creditworthiness of an obligor, issuer or debt obligation.

"Employee": Means all full and part time employees of AMBRS.

"Immediate Family" and "Immediate Family Member": Means an Independent Director's familial relationships as defined in the AMBRS's securities ownership and trading policies.

"Independent Director": Means the Class A Directors of AMBRS, as such term is defined in the By-laws of A.M. Best Rating Services, Inc.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.



"Non-Brokerage Account": Pensions and other tax-qualified/efficient accounts are deemed to be Non-Brokerage Accounts. Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by Independent Directors and their families to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds and that the individual investor does not have control over issuer specific securities within the plan and can only make general requests as to the fund make-up applicable to their plan. Examples include 401(k), 403(b), 457, and 529 plans (and any foreign equivalents).

"Restricted Company": Means any company that has been issued (or is applying for) a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed or publicly traded) issued by a Restricted Company and also includes all options, warrants, and other derivatives thereof and Insurance Sector Funds.

INTRODUCTION

Next to its Employees, AMBRS's greatest asset is its reputation for producing quality ratings. The quality of our ratings depends on our integrity and independence from conflicts of interest. Any compromise to our integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could severely damage our reputation and, as a result, diminish the value of our ratings and our business. AMBRS understands, and it is vital that each Independent Director understand, the importance of AMBRS's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AMBRS is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfill its responsibilities to the markets it serves.

AMBRS has adopted this Independent Director's Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Policy for Independent Directors to protect our reputation against conflicts of interest or other compromises of our honesty and integrity. We have earned our reputation over more than 100 years, and we must continue to earn it every day going forward. This goodwill is entrusted to each of our Independent Directors. In addition to this Policy, Independent Directors must also read and understand AMBRS's Policy C-5 which relates to AMBRS and its Employees obligations specific to Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting.

Section 1

Confidential Information

1.1   **Confidential Information**.

Confidential Information is not limited to information received and/or produced by AMBRS that is marked as confidential or proprietary. In general, you should take a broad and conservative view



towards what might be deemed Confidential Information. Information maintained on companies and proprietary information produced by AMBRS or its affiliates that is not included in public documents, including material that has been specifically requested by AMBRS, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

1.2   **Use of Confidential Information and MNPI.**

Strict compliance with this Policy is required of all Independent Directors with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

    (a)   **Permitted Use of Confidential Information.**

AMBRS and all Independent Directors shall use material Confidential Information only for purposes related to AMBRS's business activities. Any other use by any Independent Director is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). AMBRS and all Independent Directors shall actively protect and safeguard all material Confidential Information from disclosure to any third parties or to any Employees that are not involved in the related business activity.

    (b)   **Prohibited Uses of Confidential Information.**

    (i)   Securities Trading. **Each Independent Director is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI.** Each Independent Director is similarly prohibited from (1) using or employing any third party to make any such purchase, sale, or other trade or (2) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Misuse of MNPI may be a violation of law, including state and federal laws relating to the trading of securities. Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.

AMBRS's Independent Director's securities trading and reporting policies are summarized below in Section 2 of this Policy, which shall be subject to this Section 1.2(b) at all times.

    (ii)   Other Prohibited Uses. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3   **Protection of Confidential Information.**

    (a)   **In General.** As a general rule, all Independent Directors should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AMBRS Policy, or any applicable legal, regulatory, ethical requirements or fiduciary duties.



If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMBRS regarding the treatment of Confidential Information. If the existing policies and procedures of AMBRS do not address the handling of a particular type of information or circumstance, you should immediately contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

(b) **Specific Guidance - MNPI.** You must make every effort to safeguard all MNPI that comes to you through your work at AMBRS. You should at all times exercise caution when discussing MNPI, whether inside or outside the office or meetings of the Board of Directors (or any committees thereof). When outside the office or meetings of the Board of Directors (or any committees thereof), you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office and meetings of the Board of Directors (or any committees thereof), you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information, such as employees of AMBRS's affiliated companies or to persons unaffiliated with AMBRS. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with an Employee or another Independent Director who has a legitimate "need to know" such information, the disclosing Independent Director is responsible for letting the recipient know that the information is Confidential Information or MNPI.

1.4 **Additional Obligations of Independent Directors.**

If an Independent Director becomes aware of anyone (within or outside AMBRS) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Independent Director has an obligation to AMBRS and to the entity providing such information to notify the Chairman of the Board of Directors or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Independent Directors have an obligation to report such unusual or suspicious activity to the Chairman of the Board of Directors or the Compliance Officer. Potential abuse or misuse of MNPI could damage AMBRS's reputation and financial condition, which could ultimately jeopardize the welfare of AMBRS and its Employees.

If an Independent Director becomes aware that another Independent Director or an Employee of AMBRS is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMBRS's policies and procedures, such Independent Director is required to report such information immediately, on either a disclosed or anonymous basis, to the Chairman of the Board of Directors or the Compliance Officer so that the matter can be reviewed and appropriate action can be taken. Independent Directors are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Chairman of the Board of Directors and the Compliance Officer are obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AMBRS. AMBRS prohibits retaliation by other Employees or by AMBRS itself against any Independent Director who, in good faith, make such reports.


SECTION 2

CONFLICTS OF INTEREST AND SECURITIES TRADING CLEARANCE AND REPORTING POLICY


2.1 **General Policies.**



In addition to each Independent Director's fiduciary duties to AMBRS, each Independent Director has an obligation to preserve and protect AMBRS's reputation for independence, honesty, integrity, and fair dealing.

AMBRS occupies a unique position as an objective and independent authority serving the insurance, financial services, health care, and other industries. AMBRS is committed to dealing fairly and honestly with issuers, investors, regulators, market participants, and the public and to providing ratings that are objective, independent, timely, and forward-looking.

Significant damage to AMBRS's reputation can result from any actual conflict of interest. Therefore, Independent Directors are required to take a very conservative approach towards avoiding any conflict of interest or impropriety.

The prevention of any actual conflict of interest also ensures and reinforces the trust that rated entities place in AMBRS, which is vital to the continued high quality of our ratings.

2.2 **Conflicts of Interest.** To minimize the risk of any actual conflict of interest each Independent Director is subject to the following restrictions:

(a) **Relationships with Restricted Companies, Government Agencies, and Self-Regulatory Bodies; Financial Interests.**

No Independent Director may:

(i) be employed by, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

(ii) hold any elected or appointed government office, to the extent holding any such office may give rise to an actual conflict of interest;

(iii) serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual conflict of interest;

(iv) serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual conflict of interest;

(v) serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organization or association, to the extent any such service may give rise to an actual conflict of interest;

(vi) provide recommendations to an obligor or issuer, underwriter, or sponsor of a security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of a security on how to achieve a desired credit rating;

(vii) serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any



person directly or indirectly controlling, controlled by or under the common control of AMBRS; or

(viii)　engage in any deliberation involving a specific rating in which such Independent Director has a financial interest in the outcome of the rating.

Independent Directors must also promptly notify the Chairman of the Board of Directors or the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (vii) above.

(b)　Gifts –

(i)　You are required to report any gift received by you or your Immediate Family Members from any Restricted Company, except that gifts from a Restricted Company to your Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy.

(ii)　You are prohibited from soliciting (or in any way requesting money), gifts, favors, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iii)　Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to you, and/ or your Immediate Family Members, are strictly prohibited under all circumstances.

(iv)　Attendance at high profile functions or events, such as the Super Bowl, the Oscars, and certain fundraisers, that are paid for by a Restricted Company are strictly prohibited.

(c)　Additional Restrictions. It may be necessary from time to time for AMBRS to impose greater restrictions than those set forth in this Section 2.2 with respect to Independent Directors of AMBRS. To the extent AMBRS institutes any additional restrictions Independent Directors will be given notice thereof by AMBRS.

2.3　Securities Trading Clearance and Reporting.

(a)　Restricted Securities.

It is AMBRS's view that any purchase, ownership, or trade of any security issued by a Restricted Company (or any derivative thereof) and Insurance Sector Funds by Independent Directors may give rise to a perceived conflict of interest. Although AMBRS's allows Independent Directors to trade and own Restricted Securities, to protect and sustain AMBRS's long established reputation for honesty, integrity, and fair dealing, AMBRS maintains strict policies with respect to purchasing, owning, and trading Restricted Securities. Independent Directors may trade and own Restricted Securities, subject to their compliance with the policies set forth in this Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting Policy.

In addition to the rated companies listed on the Ratings Center of AMBRS's website, AMBRS also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid in identifying Restricted Securities. Companies are added to the Restricted List when the company



requests AMBRS to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best Securities Rating, or any other Best Credit Rating. It should be noted that although AMBRS attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

The following paragraphs summarize AMBRS's policies with respect to ownership of Restricted Securities by Independent Directors.

(b)   **Personal Investments by Independent Directors.**

(i)   Independent Directors are required to disclose upon appointment, and thereafter on a quarterly basis, the name(s) of any company(s) providing brokerage services (Brokerage and non-Brokerage) to the Independent Director or his or her Immediate Family Members. Upon request, Independent Directors are required to provide AMBRS with original copies of all brokerage account statements, including trade confirmations, for all such accounts held by the Independent Director and their Immediate Family Members.

(c)   **Preclearance requirements.**

(i)   Prior to executing any trade of any Restricted Security, an Independent Director must obtain preclearance of such trade from AMBRS's Compliance Officer or his/her designee.

(d)   **Reporting Requirements.**

(i)   All Independent Directors are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form, within 10 business days after the end of such calendar quarter. All new Independent Directors are required to complete the Restricted Securities Disclosure Form when hired or appointed or elected to the board. The Restricted Securities Disclosure Form requires disclosure of all Restricted Securities beneficially owned by the Independent Director and their Immediate Family Members.

(ii)   Periodically, the list of rated entities set forth on the AMBRS Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates. In the event that new rated entities are added to the AMBRS Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Independent Director is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities.

(iii)   At the end of each calendar quarter, all Independent Directors (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate". The Quarterly Compliance Certificate requires Independent Directors to: (1) certify that they have read and understand AMBRS Independent Directors securities trading ownership and reporting policies and procedures and that they have faithfully complied with the terms and conditions of all such policies; and (2) state whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter. All Independent Directors are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter. If any Independent Director or their Immediate Family Members did engage in trading Restricted Securities during such quarter, such Independent Director is required to provide the requested information.



 (iv) Independent Directors and their Immediate Family Members may also be required to electronically forward Brokerage Account information to automated securities surveillance systems used by AMBRS.



Confidential Information, Conflicts of Interest and Prohibited Acts Policy

Issued by: Compliance Department

Applicable to: A.M. Best Company, Inc. and A.M. Best Europe – Information Services

Effective date: 01/01/2016

Revision Date: N/A

Definitions

"AMBRS Group": A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V. and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

"The Group": A.M. Best Company, Inc. and its subsidiaries.

"Confidential Information": Refers to information possessed by the Group that is not generally known by the public.

"Material Non Public Information (MNPI)": Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.

"Restricted Company": Any company that has been issued or is applying for a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities.

INTRODUCTION

Although A.M. Best Company, Inc. and A.M. Best Europe – Information Services Limited ("AMB") are not directly subject to formal regulation, the Credit Rating businesses within the wider A.M. Best Group ("the Group") are subject to extensive regulation in numerous territories across the globe. Consequently it is important that AMB employees demonstrate a high level of integrity at all times in order to both protect the reputation of the Group and to avoid creating any potential conflicts of interest which could impact upon the activities of the regulated companies within the Group.

AMB has issued this Policy to ensure the appropriate management of actual and perceived conflicts of interest or other compromises of honesty and integrity that could otherwise negatively impact on the reputations of either the Company or the Group.

This Policy applies to all AMB Employees ("Employees"). Employees are required to be familiar with and to comply with this Policy at all times. Violations of this Policy may lead to disciplinary action up to and including termination of employment.

Section 1

Confidential Information

1.1   Confidential Information

Confidential Information is not limited to information generated or received by the Group that is marked as confidential or proprietary. In general, you should take a broad and conservative view towards what might be deemed Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not



strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact your supervisor, department head, or the AMBRS Group Compliance function for guidance.

1.2   Use of Confidential Information and MNPI

Strict compliance with this Policy is required of Employees with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a)   Permitted Use of Confidential Information

Employees shall use Confidential Information only for purposes related to AMB business activities. Any other use by any Employee is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise).

(b)   Prohibited Uses of Confidential Information

Each Employee is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI.

Each Employee is similarly prohibited from (i) using or employing any third party to make any such purchase, sale, or other trade or (ii) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.

1.3   Firewall Policy

(a)   In General. As part of the Group's commitment to fair and honest dealing in all aspects of its business, this Firewall Policy is intended to protect MNPI received by AMBRS Group's rating businesses from improper use or disclosure by strictly limiting the sharing of such information within the Group.

This Firewall Policy is vital to ensuring that AMBRS Group's rating businesses operate without jeopardizing the Group's credibility and reputation. The limitations on the use of information outlined in this Firewall Policy are necessary to prevent any actual or perceived impropriety in AMBRS Group's handling and use of Confidential Information, MNPI and other sensitive information.

(b)   The Firewalls.

(i)   Employees must not engage in any discussions with AMBRS Group's employees regarding Confidential Information.

(ii)   No Employee may suggest or imply that the purchase of any particular product or service offered by AMB will have a favorable effect on a rating.

(iii)   No Employee is permitted to attempt to exert improper influence on the opinions of any of AMBRS Group's Rating Analysts. Under no circumstance is it permitted for any Employee to try to influence the opinion of a Rating Analyst by referring to the commercial relationship (or the absence of a commercial relationship) between the Group and any third party.

(iv)   AMBRS Group's Rating Analysts and other Rating personnel may not participate in any business activities of AMB to the extent any such participation may give rise to an actual or perceived conflict of interest.

(v)   Employees are prohibited from providing consultancy or advisory services and from otherwise making proposals or recommendations to a rated entity or a related third party entity regarding the corporate or legal structure, assets, liabilities or activities of a rated entity or its related third parties.



(vi)   Employees upon becoming aware that another Group employee has engaged in conduct that is illegal shall report such information immediately to the AMBRS Compliance function. AMB management prohibits retaliation by other AMB staff or by AMB itself against any employees who, in good faith, make such reports.

(vii)   Employees shall immediately report to the AMBRS Compliance function, via email, any instance where the Employee receives from any outside party (defined as any person not employed by the Group) information that alleges that an issuer of securities rated by A.M. Best has committed, or is committing, a violation of law.

Note: Employees are not expected to be experts in law and as such you are under no obligation to make any judgment regarding the materiality of an alleged violation of law, or to attempt to verify the accuracy of such alleged violation.

1.4   Additional Obligations of Employees.

If an Employee becomes aware of anyone (within or outside the Group) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Employee has an obligation to notify their supervisor, department head, or the A.M. Best Compliance function of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Employees have an obligation to report such unusual or suspicious activity to their supervisor, department head, or the A.M. Best Compliance function. Potential abuse or misuse of MNPI could damage AMBRS Group's reputation and financial condition, which could ultimately jeopardize the welfare of AMBRS Group and its employees.

If an Employee becomes aware that another Employee or division of the Group is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to the Group's policies and procedures, such Employee is required to report such information immediately, on either a disclosed or anonymous basis, to their supervisor, department head, or the AMBRS Compliance function so that the matter can be reviewed and appropriate action can be taken. Employees are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Group prohibits retaliation by other Employees or by the Group itself against any Employee who, in good faith, make such reports.


SECTION 2

CONFLICTS OF INTEREST


2.1   General Policies

Each Employee has an obligation to preserve and protect the Group's reputation for independence, honesty, integrity, and fair dealing. Employees are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.

2.2   Conflicts of Interest

To minimize the risk of any actual or perceived conflict of interest or impropriety, each Employee is subject to the following restrictions:

(a)   Relationships with Restricted Companies

No Employee may be employed by, provide services as an independent contractor to, serve on any board of directors or similar supervisory board of any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company).

No Employee may serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any external organization to the extent any such service may give rise to an actual or perceived conflict of interest.

(b)   Gifts



Employees should exercise caution when accepting gifts from external organizations to ensure that the acceptance of the gift does not present a conflict of interest for the Group. Consideration should also be given to the requirements of the Group's Anti-Bribery and Corruption Policy.

SECTION 3

PROHIBITED UNFAIR, COERCIVE, OR ABUSIVE PRACTICES; BAN ON REPRESENTATIONS

3.1   Prohibited Unfair, Coercive, or Abusive Practices.

(a)   Employees are strictly prohibited from conditioning or threatening to condition the issuance or withdrawal of a credit rating on the purchase (or non-purchase) of any other services or products. For example, AMB cannot suggest that the purchase of any news services, data products, publications, Best's Capital Adequacy Ratio model, etc.; is a pre-requisite to being able to obtain a rating from the AMBRS Group.

(b)   Employees are strictly prohibited from conditioning or threatening that the purchase (or non-purchase) of a particular service or product will in any way influence the outcome of a rating issued by the AMBRS Group. All AMBRS Group ratings must be determined in accordance with the nationally recognized statistical rating organization's established procedures and methodologies for determining credit ratings and not whether the rated person, or an affiliate of the rated person, purchases or will purchase any other service or product.

(c)   Employees are strictly prohibited from conditioning or threatening that the purchase (or non-purchase) of a particular service or product will lead to a modification of a credit rating in a manner that is contrary to AMBRS Group's established procedures and methodologies.

Depending on the circumstances listed in (a) through (c) above, Employees should be aware that, "threatening to condition," "threatening to issue," "threatening to modify," "threatening to lower," and "threatening to withdraw" could include directly, indirectly, or implicitly threatening to take these actions. Similarly, "offering to issue" and "offering to modify" could include directly, indirectly, or implicitly offering to take these actions.

3.2   Ban on Representations.

Pursuant to Section 15E(f) of the Securities Exchange Act of 1934 and Article 10 of Regulation (EC) 1060/2009, Employees are prohibited from representing or implying in any manner whatsoever that AMBRS Group has been designated, sponsored, recommended, or approved, or that AMBRS Groups's abilities or qualifications have in any respect been passed upon, by the United States or any agency, officer, or employee thereof, or any other non-U.S. Government or regulatory body.



A.M. BEST RATING SERVICES, INC.
RATING DIVISION INTERNAL POLICY AND PROCEDURE

Subject: Credit Rating Division Recordkeeping   **Number:**   CRPC Policy 3

Effective Date: June 22, 2007
Revision Date: January 04, 2016

Purpose: The purpose of this policy is to standardize file maintenance, document storage, retention, and handling of information, related to credit rating operations. This policy applies to A.M. Best Rating Services, Inc. (AMBRS) and its credit rating agency subsidiaries (collectively, AMB).

1. Types of AMB Opinions Covered: All Credit Ratings; indicative Credit Ratings and preliminary credit assessments; and other AMB opinions classified as assessments or evaluations (e.g. Rating Assessment Service (RAS), Rating Evaluation Service (RES), shadow credit assessment and standalone credit assessment).

2. Responsibilities: Primary Rating Analysts are responsible for the maintenance of a complete Analytical Record (as defined in sections 3 and 5 below) of companies/issuers within their respective portfolios.

3. Records Subject to this Policy: In conjunction with its ratings services, AMB receives information from or about entities that it rates in various forms, including physical (hard-copy) documents, electronic formats (emails, instant messages, downloaded files), and in other forms, such as oral communications made during company meetings/conferences or by telephone. This policy covers records of all such information, whether public or non-public/Confidential Information, as well as documents produced by AMB and its Rating Analysts relating to the production and assignment of Credit Ratings, assessments or evaluations. For the purposes of this policy:

    3.1. Documents are records containing information having analytic relevance, including but not limited to, those evidencing Rating Actions and those supporting Rating Committee presentations and/or Rating Committee decisions.

    3.2. Work Papers are records, including but not limited to, notes taken during meetings or telephone conversations, other items such as competitive analysis research, or any other records created by Rating Analysts in the course of their analytical responsibilities.

    3.3. All records identified in this section 3 shall comprise the "Analytical Record".

4. Records Not Subject to this Policy - Unless specifically cited as analytically relevant to the Credit Rating opinion and included in the Analytical Record of a company/issuer by the Analytical Team or Rating Committee, publicly available information, such as certain regulatory filings, articles published in trade journals, press releases, newsletters (including equity or fixed-income research reports), newspapers, magazines or other media publications or any other public document not considered analytically relevant are not subject to the recordkeeping requirements of this policy.

5. Analytical Record/File Organization: The Analytical Record of a company/issuer may consist of physical or electronic Documents and Work Papers. Physical (hard-copy) Documents and Work Papers shall be stored in physical folders labeled with the company's/issuer's name and AMB identification number. Electronic Documents and Work Papers shall be stored in electronic





folders on the AMB network, clearly identifying the company's/issuer's name and a description of the Document/Work Paper. Work Papers such as meeting notes or notes taken during telephone conversations should indicate the author and date of the notes, the company's/issuer's name, its representatives, and any other AMB employee in attendance. All analytically relevant Rating Analysts' notes should be filed in the Analytical Record.

5.1 <u>Duplicate Analytical Records</u>: Complete duplication/maintenance of a secondary Analytical Record is strictly prohibited To limit redundant information housed in an Analytical Record, identical information received, for example, a company/issuer forwards a hard-copy Document that has already been received by AMB in electronic form, should not be retained in the Analytical Record.

Note: Rating Analysts are not required to include all electronic mail (email) in the Analytical Record. Only those communications which are, in the opinion of the Rating Analyst, relevant to the Credit Rating activities in the Credit Rating process are to be included in the electronic Analytical Record housed in the Document Management System (DMS). However, a corporate practice is in place to retain a record of all email/instant messages sent and received by all employees. A seven year retention period has been established to satisfy this requirement. Therefore, some duplication of email will exist between the electronic Analytical Record (email forwarded to DMS by a Rating Analyst) and the corporate email system (which saves all communications) given the two retention requirements. Subsequent to the seven year retention period, records within the corporate email system may be purged and destroyed.

6. <u>Access to Records/Files and Handling of Information</u>:

    6.1. <u>Physical Files</u>: Physical files used to house hard-copy Documents/Work Papers must be:

        6.1.1. Secured in a central file location that limits access to Rating Analysts and/or authorized administrative staff that are responsible for filing information generated by AMB or received from companies/issuers; or

        6.1.2. Secured within the responsible Rating Analyst's work area (i.e. a locked desk, cabinet or office). Physical Files/Documents/Work Papers may be stored in an Rating Analyst's work area during the Credit Rating process or for another legitimate business reason. Physical hard-copy Documents/Work Papers that are considered Material Non-Public Information (aka MNPI as defined in Policy C-5) must at all times be maintained in accordance with subparagraph 6.3.1 below.

        Note: Subsection 6.1.1 above does not apply to the Oldwick, NJ office as there is no physical central file. Effective 12/20/12, the Oldwick, NJ office migrated to an electronic central file format. Therefore, physical hard-copy Documents/Work Papers received/produced in the Oldwick office must be scanned and uploaded into the DMS. Pending DMS upload (and if a hard-copy is maintained by the Rating Analyst post DMS upload), information received must be secured in the Rating Analyst's work area when not in use and subsequently destroyed upon completion of use (see subparagraph 6.3.1. below for additional requirements regarding the treatment of MNPI).

    6.2. <u>Electronic Files</u>: Electronic Documents and Work Papers (received or internally produced) shall be housed in an electronic file maintained on internal network limited access/shared





drives and/or the DMS. Items may be added to the internal network/DMS via electronic forwarding or physically scanning to create and upload an electronic document. Where possible, such files, particularly those that directly support/evidence a Rating Action, should be stored in a read only format to protect such material from alteration. Prior to scanning a physical hard-copy document it must be maintained in accordance with section 6.1 above or, excluding MNPI, in a designated secure area while awaiting the scanning process to be completed. Electronic Documents/Work Papers that are considered MNPI must at all times be maintained in accordance with subparagraph 6.3.1 below.

Note: Effective 12/20/12 the Oldwick office began migrating from the use of limited access/shared drives to the DMS to maintain electronic Documents/Work Papers as an electronic central file for the Analytical Record. The migration of information takes place as each Credit Rating is updated following the 12/20/12 effective date. Following the migration completion to DMS no limited access drives will be utilized to house analytically relevant information for the associated Credit Rating unit.

6.3. Handling of Information: In the course of its rating activities, AMB may receive Confidential Information, typically from (but not exclusively) the companies/issuers that it rates or their agents, such as legal counsel, actuarial firms or other experts. All Confidential Information must be handled with due care and in accordance with the policies and procedures outlined in Policy C-5.
Additionally:

6.3.1. **Information Received**: MNPI must be uploaded into the DMS as soon as possible **upon receipt**. Documents/Work Papers deemed MNPI may be physically scanned or electronically forwarded to upload the item into the DMS. Pending upload, the MNPI must be in the possession of, or otherwise be secured by, the Rating Analyst in order to prevent unauthorized persons from gaining access to such materials. When scanning a physical hard-copy Document/Work Paper deemed MNPI into the DMS, the Rating Analyst must destroy the original document or re-secure it following scanning. The MNPI document must never be out of the Rating Analyst's view during the scanning process. Examples of MNPI received include, but are not limited to, Confidential Information concerning acquisitions, mergers, capital restructurings, large unexpected reserve charges, etc.

Information Internally Produced: Documents/Work Papers deemed MNPI must be uploaded into the DMS as soon as possible **upon creation,** as outlined above. However, in cases where MNPI is part of an "in progress" document or administrative process where the information cannot be readily scanned because the document or administrative process is incomplete, (such as press release/Rating Committee presentation development and Rating Committee package sign-off and quality control measures in preparation for the publishing of a committee determination), the information must remain secure and in compliance with established processes. Furthermore, any employee with knowledge of an unpublished Rating Committee Determination, **which is considered to be MNPI**, must handle the information with due care and in accordance with the policies and procedures outlined in Policy C-5.

Note: Information deemed MNPI, whether received from an external source or internally produced, must not be housed in a limited access/shared drive or a physical central file. Only the DMS or the responsible Rating





Analyst's/administrative staff member's work area is a permitted location to store MNPI. MNPI should not be left unsecured when a Rating Analyst/administrative staff member is away from their work area for any reason.

6.3.2. When such information is no longer deemed to be MNPI, for example, an acquisition and its price and terms have been legally announced, the information should be treated in the same manner as all other Documents in the Analytical Record.

7. Records: AMB has adopted a Rating Division recordkeeping/record retention policy in furtherance of and consistent with its regulatory requirements and credit rating division business practices.

7.1. Rating Division records required to be made and retained:

7.1.1. A record of periodic reviews or internal audits of Credit Rating files to analyze whether Rating Analysts adhere to BCRM criteria procedures for determining Credit Ratings.

7.1.2. A record of each Credit Rating disseminated (public/private) with all applicable Credit Rating disclosures required to be made with the release of the Credit Rating.

7.1.3. A record of each Rating Analyst's training activities, experience and level of competence.

7.1.4. A record documenting the established procedures and methodologies used by the Rating Division to determine Credit Ratings.

Note: To the extent the Rating Division (or its Rating Analysts) is permitted to diverge from the procedures or methodologies it has established, the Rating Division must document the circumstances under which such a divergence will be permitted and the alternative procedure or methodology that must be used. Divergences must be documented in the Comments section of the Record of Rating Committee Vote Form (Vote Form).

7.1.5. A record of the version of the individual BCRM criteria procedure(s) used and disclosed with a particular Credit Rating.

7.1.6. Records Evidencing Rating Actions: Records must include sufficient detail to permit an after-the-fact review or internal audit of the Credit Rating file to analyze whether the Rating Analyst adhered to BCRM criteria procedures to determine the Credit Rating opinion.

7.1.6.1. Rating Committee Presentation (i.e. Rating Committee package) - including:

7.1.6.1.1. The required information outlined in Section 4 of CRPC Policy 2, "Rating Committee Determination and Update Policy".

Note: The Recommendation Form (including all attachments linked to the internal dissemination system through the Document Management System) is the sole method by which Rating Analysts will document





and store all relevant analytical text regarding a rating recommendation made to a Rating Committee.

7.1.6.1.2. Any other documents or records, or selected information contained in such documents or records, that should be shared with a Rating Committee in order for the Rating Committee to reach a decision in accordance with established procedures and methodologies contained in 7.1.1 above.

7.1.6.2. Record of Rating Committee(s) – including:

7.1.6.2.1. The name of any Rating Analyst(s) who participated in determining the proposed Credit Rating(s) presented to a Rating Committee(s);

7.1.6.2.2. The name of each Rating Analyst who voted in a Rating Committee(s) that resulted in the approval of a Credit Rating(s);

7.1.6.2.3. Whether the Credit Rating(s) was solicited or unsolicited;

7.1.6.2.4. The effective date of the Credit Rating(s);

7.1.6.2.5. A record of each Credit Rating determined.

Note: From April 10, 2009, the record of each Credit Rating outstanding must include: 1) the Rating Action; 2) the effective date of the Rating Action; and 3) the name of the obligor or security and, if applicable, the CUSIP for the rated security or the Central Index Key (CIK) number for the obligor.

7.1.7. Records documenting the public comments on an outstanding published Credit Rating.

7.1.8. Structured Finance Product transactions:

7.1.8.1. In addition to the applicable requirements of section 7.1.6 above, a record that lists each security and money market instrument and its corresponding Credit Rating issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction where AMB, in determining the Credit Rating for the security or money market instrument, treats assets within such pool or as a part of such transaction that are not subject to a Credit Rating of AMB by any or a combination of the following methods:

7.1.8.1.1. Determining Credit Ratings for the unrated assets;

7.1.8.1.2. Performing credit assessments or determining private Credit Ratings for the unrated assets;

7.1.8.1.3. Determining Credit Ratings or private Credit Ratings, or performing credit assessments for the unrated assets by taking into consideration the internal credit analysis of another person; or





7.1.8.1.4. Determining Credit Ratings (on either a public or private basis) or performing credit assessments for the unrated assets by taking consideration (but not necessarily adopting) the Credit Ratings of another NRSRO.

7.1.8.2. Record of Material Difference from Model Results - When a model is a "substantial component" of the rating process of determining a Credit Rating of a security issued as part of an asset pool, a record of the rationale for any material difference between the rating implied by the model used and the rating issued is required. The Rating Committee is responsible for the determination of when a model constitutes a "substantial component" of the rating process and when the difference between the rating issued and the implied rating by the model is "material".

7.1.8.3. Prohibition on issuing an initial public Credit Rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that is not already publicly rated by another NRSRO , or maintaining a Credit Rating on such instrument, unless:

(i) AMB has posted on a password-protected NRSRO internet web site, for each security which AMB is currently in the process of determining an initial Credit Rating, information identifying the type of security or money market instrument, the name of the issuer, the date the rating process was initiated, and the internet web site address where the issuer, sponsor, or underwriter of the security or money market instrument represents that the information described in paragraphs (iii)(C) and (iii)(D) of this section can be accessed; in chronological order;

(ii) AMB provides free and unlimited access to such password-protected internet web site during the applicable calendar year to any NRSRO that provides AMB with a copy of the certification described in the note to this section that covers that calendar year, provided that such certification indicates that the NRSRO providing the certification either:

(A) Determined and maintained Credit Ratings for at least 10% of the issued securities and money market instruments for which it accessed information pursuant to 17 CFR §240.17g-5(a)(3)(iii) in the calendar year prior to the year covered by the certification, if it accessed such information for 10 or more issued securities or money market instruments; or

(B) Has not accessed information pursuant to 17 CFR §240.17g-5(a)(3) 10 or more times during the most recently ended calendar year; and

(iii) AMB obtains from the issuer, sponsor, or underwriter of each such security or money market instrument a written representation that can reasonably be relied upon that the issuer, sponsor, or underwriter will:

(A) Maintain the information described in paragraphs (iii)(C) and (iii)(D) of this section available at an identified password-protected internet web site that presents the information in a manner indicating which





information currently should be relied on to determine or monitor the Credit Rating;

(B) Provide access to such password-protected internet web site during the applicable calendar year to any NRSRO that provides it with a copy of the certification described in the note to this section that covers that calendar year, provided that such certification indicates that the NRSRO providing the certification either:

    (1) Determined and maintained Credit Ratings for at least 10% of the issued securities and money market instruments for which it accessed information pursuant to 17 CFR §240.17g-5(a)(3)(iii) in the calendar year prior to the year covered by the certification, if it accessed such information for 10 or more issued securities or money market instruments; or

    (2) Has not accessed information pursuant to 17 CFR §240.17g-5(a)(3) 10 or more times during the most recently ended calendar year.

(C) Post on such password-protected internet web site all information the issuer, sponsor, or underwriter provides to AMB, or contracts with a third party to provide to AMB, for the purpose of determining the initial Credit Rating for the security or money market instrument, including information about the characteristics of the assets underlying or referenced by the security or money market instrument, and the legal structure of the security or money market instrument, at the same time such information is provided to AMB; and

(D) Post on such password-protected internet web site all information the issuer, sponsor, or underwriter provides to AMB, or contracts with a third party to provide to AMB, for the purpose of undertaking Credit Rating surveillance on the security or money market instrument, including information about the characteristics and performance of the assets underlying or referenced by the security or money market instrument at the same time such information is provided to AMB.

Note: Certification. In order to access a password-protected internet web site described in this section, a NRSRO must furnish to the Commission, for each calendar year for which it is requesting a password, the following certification, signed by a person duly authorized by the certifying entity:

The undersigned hereby certifies that it will access the internet web sites described in 17 CFR §240.17g-5(a)(3) solely for the purpose of determining or monitoring Credit Ratings. Further, the undersigned certifies that it will keep the information it accesses pursuant to 17 CFR §240.17g-5(a)(3) confidential and treat it as material nonpublic information subject to its written policies and procedures established, maintained, and enforced pursuant to section 15E(g)(1) of the Act (15 U.S.C. 78o-7(g)(1)) and 17 CFR §240.17g-4. Further, the undersigned certifies that it will determine and maintain Credit Ratings for at least 10% of the issued securities and money market instruments for which it accesses information pursuant to 17 CFR





§240.17g-5(a)(3)(iii), if it accesses such information for 10 or more issued securities or money market instruments in the calendar year covered by the certification. Further, the undersigned certifies one of the following as applicable: (1) In the most recent calendar year during which it accessed information pursuant to §17 CFR 240.17g-5(a)(3), the undersigned accessed information for [Insert Number] issued securities and money market instruments through internet web sites described in 17 CFR §240.17g-5(a)(3) and determined and maintained Credit Ratings for [Insert Number] of such securities and money market instruments; or (2) The undersigned previously has not accessed information pursuant to 17 CFR §240.17g-5(a)(3) 10 or more times during the most recently ended calendar year.

7.1.9. From June 2, 2010, a record to be made public on AMB's web site in XBRL format that contains the information required to be made and retained in section 7.1.6.2.5 for 100% of all Credit Ratings, including "pd" Credit Ratings, that were initially determined on or after June 26, 2007. This file may be made available to the public on a twelve-month delayed basis.

7.1.10. The following is applicable only for Credit Ratings emanating from A.M. Best Europe Rating Services Limited (AMBERS). The Rating Division will maintain the following lists for each Credit Rating disseminated:

- Maintain a list of persons with access to the Credit Rating, Credit Rating outlook or any other MNPI before AMBERS Credit Rating disclosure.

- Maintain a list of persons to whom the Credit Rating is communicated in advance of the AMBERS release. This list should be limited to persons identified by each rated entity for that purpose.

7.2. Rating Division records required to be retained:

7.2.1. Internal records, including nonpublic information and work papers, used to form the basis of a Credit Rating issued by AMB.

7.2.2. Credit analysis reports, credit assessment reports, and private Credit Rating reports of AMB and internal records, including nonpublic information and work papers used to form the basis for the opinions expressed in these reports.

7.2.3. External and internal communications, including electronic communications, received and sent by AMB that relate to initiating, determining, maintaining, changing, or withdrawing a Credit Rating.

7.2.4. For each security or money market instrument identified in the record required to be made and retained under section 7.1.8 of this policy, any document that contains a description of how assets within such pool or as a part of such transaction not rated by AMB but rated by another NRSRO were treated for the purpose of determining the Credit Rating of the security or money market instrument.

7.2.5. Record(s) documenting the review of the internal control structure required to be established, maintained and enforced (pursuant to CRPC Procedure 6: Analytical Resources and Analyst Rotation) regarding the implementation of and adherence to





internal policy/procedure and BCRM criteria procedures for determining Credit Ratings.

7.3. Records Supporting Credit Rating Recommendations: The following lists are examples of material that may contain information that is relevant in determining Credit Ratings. However, these lists are not exhaustive, and as such, any other information which is relevant in the Credit Rating process should be included in the Analytical Record. Publicly available information, such as the items listed in 7.3.1 and any other publicly available information which may be listed in other subsections of section 7.3 is not required to be retained for the record retention requirements of this policy. However, information that is considered analytically relevant from such documents should be included in the records required to be made and retained in section 7.1 of this policy.

7.3.1. Public Documents:
- Annual /Quarterly Statutory Statements;
- Management Discussion and Analysis (Statutory);
- Annual Company (and quarterly if available) Report(s);
- Supplemental annual/quarterly financial information (performance data by segment);
- Filings with Securities Regulators such as the SEC (10K, 10Q, etc).

7.3.2. Other Documents/Communications/Information:
- Confidential Information provided by the company/issuer (earnings forecasts, etc.);
- Requests by AMB for Confidential Information and the company's/issuer's response;
- Letters sent to/received from a company/issuer, excluding standard correspondence;
- emails/faxes sent to/received from a company/issuer (excluding standard correspondence);
- Presentations made to AMB Rating Analysts at company/issuer meetings;
- QARs;
- BCARs;
- SRQs;
- Audit Reports;
- Actuarial Opinions;
- Actuarial Analysis;
- Examination Reports;
- New Company Background Questionnaire;
- Documents evidencing a request from a rated entity to withdraw a Credit Rating.

7.3.3. Work Papers:
- Rating Analyst notes taken during annual company/issuer meetings or quarterly updates;
- Rating Analyst notes taken during telephone conversations;
- Competitive analysis research conducted by a Rating Analyst.

7.3.4. Documents Supporting/Evidencing Securities or Other Significant Transactions:
- Net Worth Maintenance or other Support Agreements;
- Guarantees;
- Prospectus/Offering Memorandum for Securities Rated by AMB;





- Term Sheet;
- Significant Reinsurance Contracts that Support a Credit Rating;
- Special Purpose Entity documentation;
- Legal opinions;
- Documents supporting AMB's or other expert parties' analysis of structured finance product transactions;
- Trust Agreements;
- Bank and Credit Agreements;
- A record stating whether the issuer of an structured finance product has informed AMB that the issuer is publicly disclosing all relevant information about the product being rated or if the information remains non-public.

8. <u>Legal/Outside Party Document Requests Related to Ratings Activities</u>: Any Employee or Director of AMB who becomes aware of any regulatory/legal action related to AMB's ratings activities and/or formal information requests from regulatory, governmental or other parties with legal interests should notify the Senior Vice President – Rating Services and Compliance Officer immediately. At such time, the Analytical Record will be "frozen" as of a specific date and all Records/Documents/Files/Work Papers that are in the possession of AMB and/or its Employees, including those considered obsolete or redundant and those that will age past the Retention Periods established in this policy, shall be considered part of the Analytical Record and retained by AMB. All material subject to retention under this policy, either received or generated by AMB, following such date that the Analytical Record is "frozen", shall be treated in accordance with this policy.

9. <u>Obsolete Records/Files/Documents/Work Papers</u>: All physical Records in the Analytical Record that have aged past the Retention Periods specified in this document, or have aged past any additional time periods required by local regulatory standards in jurisdictions in which AMB operates, shall be disposed of in an appropriate manner as soon as practicable, generally during the subsequent rating cycle. All such Confidential Information provided to AMB shall be completely destroyed or shredded. All AMB credit rating agency offices maintain sealed containers for disposal of such documents by employees. Documents placed in these containers are shredded by contracted parties.

10. <u>Files/Documents/Work Papers not considered part of the Analytical Record</u>: Divisions/Departments other than the Rating Division may be required to maintain records under federal securities laws or files for their own business needs regarding companies/issuers that AMB rates. These files are considered distinct and separate from the process of developing and assigning Credit Rating opinions (Analytical Record) and are not subject to this policy. For example:

10.1. Accounting maintains records, such as invoices, for rating services provided by AMB and all other products and services that may have been purchased by such companies/issuers.

10.2. Information Services is responsible for maintaining data bases containing financial information, company reports (text) and the Credit Rating History of all Credit Ratings assigned by AMB.

10.3. Files or records relating to any companies/issuers rated by AMB by non-Rating Divisions/Departments shall be maintained in accordance with the policies and procedures established by such Division or Department.





11. <u>Record retention periods</u>: The records required to be made and/or retained pursuant to this policy must be retained in accordance with the corporate record keeping policy.

    11.1. <u>Manner of retention</u>: An original, or a true and complete copy of the original, of each record required to be retained pursuant to this policy must be maintained in a manner that makes the original record or copy easily accessible.

    11.2. Recordkeeping policy, including retention periods, remains in effect even if registration of A. M. Best Europe – Rating Services Limited is withdrawn per European Union legislation.

12. <u>Requirement to furnish records upon request</u>: AMB will furnish all records required to be retained to applicable regulators as requested or as otherwise required by law.

Effective Date: 06/22/07
Revision Dates: 01/01/09; 04/10/09; 03/02/10; 04/14/10; 09/03/10; 09/07/10; 12/20/12; 06/20/13; 09/22/14; 06/15/15; 01/04/16





A.M. BEST RATING SERVICES, INC.
RATING DIVISION INTERNAL POLICY AND PROCEDURE

Subject: Dissemination   **Number**:   CRPC Policy 5

                                             Effective Date: November 29, 2006
                                             Revision Date: January 04, 2016

Purpose: The purpose of this policy is to formalize the dissemination requirements for public and private Credit Rating opinions and other AMB opinions classified as assessments or evaluations. This policy applies to A.M. Best Rating Services, Inc. (AMBRS) and its credit rating agency subsidiaries (collectively, AMB).

Note: All unpublished Rating Committee determinations are considered Material Non-Public Information (MNPI) and must be treated with due care and in accordance with Corporate Policy 5 (C-5). To protect MNPI from unauthorized view, any staff member who becomes aware of an unpublished Rating Committee determination, in any form (print, verbal, digital), must consider the security of the information. Only authorized personnel may disseminate an unpublished Rating Committee determination to an authorized recipient (e.g. Rating Analysts can notify company contacts (including specified third parties) or other Rating Analysts/administrative staff members who have a legitimate "need to know", of an unpublished Rating Committee determination).

1. **Dissemination – Public Credit Ratings:**

   1.1. Primary Method of Credit Rating Disclosure:

   All Rating Actions on public Credit Ratings shall first be disseminated to the public via posting to the Rating Center page of the AMB website (Rating Center Posting) as soon as practicable following the notification of the Rating Action (see Notification Policy) to the company/issuer and will include all required public disclosure requirements.

   Note: Subsequent secondary republications of Rating Actions on public Credit Ratings may be completed using any of the following ancillary distribution methods (not an exhaustive list), however, will not include the complete inventory of Rating Center Posting disclosures:

   - Business Wire News Service;
   - AMB's internal wire service (BestWire);
   - Email notification lists directed toward subscribers and other media outlets created and managed by Corporate Communications;
   - Publications such as BestWeek, Best's Insurance Reports and Best's Key Rating Guide; and
   - AMB Press Release (if not already required by this policy).

   1.2. Credit Rating Disclosure Requirements: A list of the Credit Rating public disclosure requirements to be made in, or linked to, the Rating Center Posting of a Rating Action is outlined in the Credit Rating Disclosure Matrix (Disclosure Matrix).



Note: Other Credit Rating Disclosure requirements, not exclusively made with a Rating Action, which are required to be public via the AMB website, are also outlined in the Disclosure Matrix.

1.3. <u>Press Release Scenarios:</u>

A press release must be disseminated in conjunction with the Rating Center Posting of a Rating Action in any of the following circumstances (or as otherwise required) below:

Note: For required press releases associated with ratings on entities or issuers domiciled in Brazil, the press release will be published in English and Portuguese. For required press releases emanating from AMBAL, the press release will be published in English and Spanish.

1.3.1. <u>Rating Withdrawal</u>: the withdrawal of a Credit Rating (excluding private Credit Ratings) on an existing entity, issuer or security requested by the rated entity or as a result of an AMB business decision. The press release must be published in conjunction with the final Rating Update on the existing entity, issuer or security indicating:
- the outcome of the Rating Committee (i.e. final rating opinion);
- the Rating Committee justification for the final rating opinion (i.e. reason for withdrawal);
- by whom the Credit Rating withdrawal was initiated by (i.e. AMB or the entity/issuer);
- that the Credit Rating will be administratively removed (i.e. no longer followed and moved to the NR category).

Note: The internal process for the administrative removal of an outstanding Credit Rating following a final Rating Update completed in conjunction with a Rating Withdrawal does not require a separate press release (see CRPC Procedure 1: Rating Process).

1.3.2. For ratings emanating from AMBERS/AMBAP only: if the appeal resulted in a change to the original Rating Committee determination, this must be disclosed publicly in a press release (excludes private Credit Ratings).

1.3.3. Any Rating Action that includes a methodology deviation;

1.3.4. Any Rating Action issued on a company domiciled in Mexico;

1.3.4.1. For AMBAL, in the case of a rating withdrawal where the issuer/rated entity is asking for the withdrawal due to a downgrade, the press release must be issued, at the latest, by the next business day following the rescission with an indication that this is the final Rating Update and that the withdrawal is due to the downgrade (all other disclosure requirements still apply);

1.3.5. A Rating Committee determination to release "comments" on a published Credit Rating;

1.3.6. <u>Administrative Errors</u>: In the event that AMB has made public an incorrect Credit Rating, the discovery of such an error will be immediately made public through the



issuance of a press release (in the applicable language) that states: (1) where the incorrect publication of the rating has taken place, for example, an incorrect rating appears within the Rating Center on AMB's website; and (2) the corrected Credit Rating.

1.4. **Press Release Content Requirements:**

Where the publication of a press release in conjunction with the Rating Center Posting of a Rating Action is required, or is issued for other reasons, the press release must:

1.4.1. Include a web link to the Rating Center Posting of the Rating Action;

1.4.2. Be developed using the approved press release template based on the employed location of the primary Rating Analyst.

Note: In the case of a business decision to produce a joint office press release that includes Rating Actions emanating from multiple office locations, the office location of the primary Rating Analyst of the most senior entity within the organizations operating structure will govern which press release template is used. The names of at least one member of each Analytical Team should be identified in the press release.

1.4.3. All AMBAL Rating Action press releases to be issued on a company/issuer domiciled in Mexico shall:

1.4.3.1. be developed using the A.M. Best America Latina (AMBAL) press release template;

1.4.3.2. include in the body of the press release, except where a web link is permitted, the related public disclosure requirements outlined in the Credit Rating Disclosure Matrix;

1.4.3.3. include, if applicable, the contractually obligated information AMB should receive from its client pertaining to any securities rating that is solicited by the client from a third party CRA in the two months prior to the issuance of an AMB Issue Credit Rating (see CRPC Policy 8);

1.4.3.3.1. The name of the third party CRA that granted the respective rating, as well as the rating it gave to the securities in question.

Note: A joint office press release that includes an AMBAL Rating Action can only supplement and not replace the AMBAL Rating Action press release.

2. **Dissemination – Private Credit Ratings and other Private AMB Opinions:**

2.1. Requests made to AMB to develop a Credit Rating or other type of assessment or evaluation on a private basis (i.e. a private Credit Rating, private assessment or private evaluation) are not released by AMB to the general public in any medium.



2.2. A private Credit Rating, private Preliminary Credit Assessment (PCA) or other private evaluations or assessments will only be disseminated to the requesting party as part of the rating notification.

2.2.1. The Rating Evaluation Service (RES) and Rating Assessment Service (RAS) are private AMB opinions. The required dissemination requirements for these opinions are located in their respective procedures.

2.2.2. A "private Preliminary Credit Assessment Letter" indicating that AMB has assigned a PCA will accompany the rating notification.

3. **Press Release Development and Dissemination Process:**

When required, the Analytical Team will work with Public Relations and Quality Assurance in the following manner to develop a press release to accompany the Rating Center posting of the Rating Action.

3.1. The Analytical Team will develop and provide a draft press release to the Public Relations and Quality Assurance Groups.

3.2. Quality Assurance will cross-check the draft press release content against the prepped internal system dissemination (i.e. item(s) to be released to the Rating Center website).

3.3. Public Relations will review/edit and return a clean copy of the press release to the Analytical Team to send to the subject company.

- The Analytical Team must send the release to a person authorized to receive Material Non-Public Information (MNPI) at the subject company, requesting such person to review the release. The company is not permitted to change any content contained in the draft press release other than edits that:

  - remove MNPI;
  - correct factual errors (includes grammatical/spelling errors);
  - correct factual misperceptions;
  - add material factual omissions, excluding MNPI, that were considered by the Rating Committee.

  Note: Other than outlined above, no edits are permitted. This includes changes in text using a synonym of the original word.

3.4. Following the company review, the Analytical Team revises the press release, if appropriate, and forwards to Public Relations.

   Note: A record of any company recommended change will be maintained.

3.5. Public Relations provides the final draft release to the Analytical Team;

- If warranted, the Analytical Team will facilitate the translation of the final press release into the appropriate language and provide to Public Relations.



3.6. For ratings emanating from AMBERS, the Quality Assurance Group confirms with the Analytical Team that the rated entity was informed of the pending Credit Rating to be published:

- During its working hours (i.e. the entity's working day), and;
- At least a full working day before publication of the Credit Rating.

3.7. Following the rating division release of the rating(s) (i.e. rating Center Posting of the Rating Action), a system generated notification is provided to Public Relations and the Quality Assurance Group;

3.8. Upon notification, Public Relations will:
- Post the press release to the AMB website and Business Wire (all language versions);
- Post to BestWire for subscriber distribution (English version only)

3.9. Upon notification, Quality Assurance will:
- Compare the website publication of the rating(s) to internal systems.
- Review that the final press release (including any translation) was posted to the website.

Effective Date: 11/29/06
Revision Dates: 06/21/07; 01/01/09; 04/10/09; 04/14/10; 09/03/10; 09/07/10; 01/19/11; 09/02/11; 12/20/12; 02/22/13; 06/20/13; 10/22/13; 09/22/14; 01/16/15; 06/15/15; 01/04/16